                                                           Exhibit No. EX-99.d.2

                                The Barrett Funds

                               Expense Limitation
                                    Agreement

     AGREEMENT made the 25th day of September 2007, between The Barrett Funds, a
Delaware  statutory  trust (the  "Trust"),  on behalf of the Barrett Growth Fund series of the  Trust  (the  "Fund")  and  Barrett  Associates,  Inc,  a New York
corporation (the "Advisor").

     WHEREAS,  the Advisor has entered into an Investment  Management  Agreement with the Trust,  originally  dated  March 7, 2001  pursuant to which the Advisor provides  investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

     WHEREAS,  the Trust and the Advisor have  determined that it is appropriate and in the best  interests of the Fund and its  shareholders  to limit the total expenses  of the Fund in an amount  not to exceed  1.25% of the  Fund's  average daily net assets  (exclusive of  extraordinary  expenses such as litigation  and merger or reorganization costs).

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Fee Waiver and Expense  Payments by the Advisor.  The Advisor  agrees to waive or reduce  all or a portion  of its  management  fee for the Fund and,  if necessary, to bear certain other expenses associated with operating the Fund, to the extent necessary to limit the annualized  expenses of the Fund (exclusive of extraordinary expenses such as litigation and merger or reorganization costs) to the rate of 1.25% of the Fund's  average daily net assets.  Notwithstanding  the foregoing, the Advisor shall not bear expenses to the extent that doing so would result in income to the Fund  that  would  cause the Fund to lose its  regulated investment company status under the Internal Revenue Code of 1986, as amended.

     2. Duty of Fund to  Reimburse.  Subject to approval by the Trust's Board of
Trustees,  the Fund  agrees to  reimburse  the  Advisor on a monthly  basis such waived  fees and  expenses  borne  pursuant to  paragraph 1 together  ("Deferred
Amounts"),  in later periods provided,  however, that the Fund may not reimburse any such Deferred  Amount more than three years after the end of the fiscal year in which the Deferred Amount was waived or borne and will only pay such Deferred
Amounts  to the  extent  that the  Fund's  annual  operating  expenses  plus the
Deferred  Amount being  reimbursed  do not exceed the expense cap amount for the
Fund as listed in paragraph 1.

     3. Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

     4. Duration and  Termination.  This Agreement  shall be effective as to the
Fund for the period of  November  1, 2007  through  October  31,  2008 and shall continue  in  effect  for  a one  year  period  thereafter  provided  each  such continuance is specifically approved by the Advisor and is approved on behalf of the Fund by a majority of the Trustees of the Trust who (i) are not  "interested persons"  of the Trust or any other party to this  Agreement,  as defined in the
Investment Company Act of 1940, as amended,  and (ii) have no direct or indirect financial interest in the operation of this Agreement.

     IN WITNESS  WHEREOF,  the parties hereto have executed this Agreement as of the date first above written.

The Barrett Funds                            Barrett Associates, Inc.

By: /s/ Paula Elliot                         By:/s/ Peter H. Shriver
Name: Paula Elliot                           Name: Peter H. Shriver
Title: Secretary/Treasurer                   Title: President